Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside CEO Meg O’Neill: Interview with Ngaarda Media, Tangiora Hinaki

Tuesday, 23 November 2021

Tangiora Hinaki:

You spoke yesterday about Woodside, Scarborough gas developments going ahead, what does this mean for Woodside and the project and the community where the project will be happening.

Meg O’Neill:

Well, it’s a fantastic question. Yesterday was really a historic day for Woodside. We signed a share sale agreement with BHP that will complete the merger with their petroleum business. It’ll take us a few months of regulatory approvals, but we’re now on a binding contract and a path to completion. And then the Scarborough final investment decision is one that we’re super excited about. As part of this, we will build a second LNG train at the Pluto’s sites and from a local perspective you know, in the construction phase, it’ll be 1000s of jobs, we estimate 3200 jobs at the peak, in the operations phase ongoing basis will be hundreds of jobs generated probably five and 600. And you know, I think importantly, for the local community, it means Woodside will be a very important part of the local community for decades to come. And we’ll be able to really continue to expand on our long-term relationships with stakeholders in Karratha, Roebourne and the traditional custodians and continue to strengthen those partnerships.

Tangiora Hinaki:

But how big is this job? How long will it take and do you have the necessary resources, and enough water and electricity to start building this new train?

Meg O’Neill:

Yeah, so the construction will take place over several years. So next week, or sorry, next year 2022 we’ll be doing a lot of the site preparation work so construction will start in earnest in 2023. First LNG is 2026. So we’ll ramp up activity in a couple of years, and then there’ll be an intense construction phase. From a water/power perspective, yeah, everything is in pretty good shape. You know, we’ll use power from our existing facilities. So we’ll be self-sufficient in some ways when it comes to from the power perspective. So I think it’s a great opportunity. And again, the opportunities will grow over the next year or so and we’ll have a chance to talk to, you know, the local business community about how they might participate and support the project.

Tangiora Hinaki:

So that means getting tenders, or hearing back. Or have you already got organisations earmarked for work on the project?

Meg O’Neill:

So our main contractor for the project is a company called Bechtel. They’re a very experienced LNG trained developer. So they’ll be managing all of the sub contracting and they’ve started a bit of that work, actually, we’ve started a bit of work on the accommodation village, but they will be the kind of front of the project in the community and, you know, they’ll be establishing a local office where they can really get the message out about what are the scopes of work that could be done by a local contractor and they’ll manage all of those tenders.

Tangiora Hinaki:

In regard to the, as we go to the FIFO industry. How do you see FIFO workers working with you in this project, so I believe that it’s quite tough for organisations/ miners to find such construction workers and I think it’s probably due to WA border closure and COVID-19. Have you guys thought about a plan of how you’ll be able to build up the workforces. And if you can even speak to, you know, employing local people as well help tell them how it looks at the moment.

Meg O’Neill:

That’s an excellent question. So with our base operations, we communicated to our workforce probably two years ago now that we wanted to move to a predominantly residential model. So simply put, if you are working at the plants on a day-to-day basis, we want those folks living in the community and one of the things that has done has changed how we recruit so all of the operator candidates who are coming in all of the apprentices the expectation is those people will live local, they will live in Karratha/Roebourne area. Now construction, of course is a little bit different because those are skills that you only need for a few years’ time. And so it’s really not fair to ask those people and their families to move for just a few years’ worth of work. So the construction phase will have a lot of FIFO workers. You’re right the border has been challenging, but we expect that by the time we start to need those large numbers of construction workers we expect the border will be open at that point in time.

Tangiora Hinaki:

What’s your contingency plan, I know in the past I believe Woodside had bubble when the pandemic first broke out here in Karratha and local workers were, would go in two weeks before the start date to quarantine and then that will go away for maybe four to six weeks from their families. When the borders open what’s your plans in regards to staying COVID free to work and travel?

Meg O’Neill:

Yeah, we know many of our workers made some very deep sacrifices last year in particular. And part of that was a point in time where nobody really had a good understanding of how COVID was spread and so we had to run the precautionary isolations. And, and I do know that was really trying for our workers, and thank them, you know, thank everybody who either was in the quarantine or the family members who supported their partners going through that process. Going forward, we’re working on our COVID resilience plans. You know, I think we the whole world know more about how the virus works and we I think can be a little bit more targeted and how we would continue to operate if there were was COVID in the local community. So I don’t think we will see a return to those four weeks. Sorry that 14 days of isolation. But it’ll be a bit situation dependent and how much COVID there is in the community as to how we have to adapt.

Tangiora Hinaki:

Now, concerns have been raised about the lack of compensation paid to traditional owners, can you outline what consultation Woodside has done?

Meg O’Neill:

We have done extensive consultation with a number of the different traditional custodian groups. So we work closely with NYFL of course, we work with Murujuga. But at the end of the day, we recognize it’s the people it’s the Ngarda-Ngarli people who have a voice in all of this. I think there’s some really actually cutting edge work that we’ve done in consultation with the traditional custodians looking at things like submerged heritage. So we did an Australian first study of submerged archaeological heritage. And it was a great partnership with ourselves, the traditional custodians, as well as scientific experts from UWA to really understand the ethnography and the history of the sea country that is near Murujuga. So we have been engaging quite a bit with the traditional custodians and we welcome a continued conversation.

Tangiora Hinaki:

I just read the ABC article, where other scientists refuted some of the findings from the people that you have hired to look into. So what’s your response to the other evidence that’s been found saying that emissions will be harmful in the years to come to, to land/water/environments?

Meg O’Neill:

So Woodside has been operating on Murujuga for 30 plus years now. Obviously, the science has evolved over time but we have had a number of different monitoring programs. To understand, you know, what exactly is the impact of our operation on the local ecosystem. We are working right now with the state governments and the traditional custodians and a number of different scientific bodies to continue that monitoring program and really understand what impact if any, we’re having—thus far the scientific data would suggest that we’re not having particular impact, but obviously we need to manage this very carefully recognising how significant the cultural heritage is in Murujuga.

Tangiora Hinaki:

Now, traditional owners have called for the gag clauses to be removed from the Burrup industrial agreement. Does Woodside agree that the gag clauses should removed that agreement?

Meg O’Neill:

Absolutely. We think traditional custodians should have the free right to speak. It’s probably worth noting that BMIEA is an agreement with the State. So in all of our agreements directly with the traditional custodians, we absolutely encourage their rights to speak about their business relationships with Woodside.

Tangiora Hinaki:

Now, the Woodside policy on actual engagement says companies support the UN Declaration on the Rights of Indigenous People. This declaration says traditional owners should be given the right to free and full consent, do you believe that Woodside has a free and full consent with traditional owners?

Meg O’Neill:

Yeah, so. Look, if we look back over time, our understanding of how to engage constructively with traditional custodians has significantly improved. I feel like we’re actually in a very good place in terms of our engagement with traditional custodians. The conversation we’re having around the impact that we might be having on country, either land, country or sea country, in my mind is a very genuine consultation. But we look forward to continuing those discussions with you know, the breadth of the people who live and are part of the Murujuga world.

Tangiora Hinaki:

Is Woodside offering or negotiating any further benefits or funding for the Murujuga Aboriginal Corporation as part of this new development.

Meg O’Neill:

Look, I think we need to be clear the consultation process, we recognise when we ask traditional custodians to consult that that puts certain demands on their organisations and we’ve been supporting the organisations in with the resources required to meet those obligations. I think we do need to separate that from a question around what the future arrangements would look like. We actually signed an agreement with Murujuga Aboriginal Corporation in 2020 to really extend the previous arrangements that we had and to ensure that they’ve got the resources they need to help achieve their aspirations.

Tangiora Hinaki:

Pluto Train 2 will be even bigger than train 1, will the amount of pollution on the Burrup also be doubled and can you say exactly how much more pollution will come from this facility?

Meg O’Neill

Tangiora I’ll be happy to follow up with you with some of the exact data on emissions. One of the things I do want to highlight though is that we have taken a number of steps in the design of Pluto Train 2 to, ensure that it is a very emissions efficient design. So it is going to be lower emissions intensity than Pluto Train 1, lower emissions intensity than any of the North West Shelf trains. So what we’re going to be building is something that is very aware of the sensitivity of the rock art and our need to you know, manage and reduce emissions as best we can.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.